190 Carondelet Plaza, Suite 1530, Clayton, MO 63105-3443

January 13, 2012

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-0510

Re:         Olin Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 24, 2011
Form 10-Q for the period ended September 30, 2011
Filed October 28, 2011
File No. 1-1070

Dear Mr. Decker:

On behalf of Olin Corporation (“Olin”), I am writing to respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 21, 2011 with respect to the above-referenced filings (the “Comment Letter”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold face print and is followed by the corresponding response.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2011

Olin’s responses to the Staff’s comments on Olin’s Form 10-Q for the period ended September 30, 2011 (the “Olin 10-Q”) are set forth below.

Financial Statements

Acquisition, page 6

Comment 1: On February 28, 2011, you acquired PolyOne’s 50% interest in SunBelt for $132.3 million in cash plus the assumption of a PolyOne guarantee related to the SunBelt Notes. Please address the following:

Comment 1, First Bullet Point:
•	Provide us with a comprehensive explanation of how you determined the acquisition date fair value of your 50% equity interest in SunBelt;

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
January 13, 2012

Response 1, First Bullet Point:

Olin followed the guidance in ASC 805 “Business Combination” (“ASC 805”) in measuring the fair value of the 50% interest in SunBelt that was previously held by Olin.  Specifically, ASC 805-20-30-8 said (emphasis added) “the fair values of the acquirer’s interest in the acquiree and the non-controlling interest on a per-share basis might differ.  The main difference is likely to be the inclusion of a control premium in the per-share fair value of the acquirer’s interest in the acquiree or, conversely, the inclusion of a discount for lack of control (also referred to as a minority interest discount) in the per-share fair value of the non-controlling interest.”

As of February 28, 2011, the fair value of the total consideration transferred to PolyOne for their 50% interest in SunBelt was $180.6 million.  The following table shows the fair value of each major class of consideration:

Cash paid at closing	$132.3 million
Liability for distributable cash to PolyOne	$ 6.0 million
Earn-out liability	$ 42.3 million
Fair value of total consideration	$180.6 million

The fair value of the liability for distributable cash to PolyOne and the earn-out liability are addressed in the response to the second bullet point.  Before giving consideration to a control premium, the best indication of the fair value of Olin’s 50% interest in SunBelt would be the fair value of total consideration transferred to PolyOne, or $180.6 million.  Olin considered the potential that a control premium could exist that would result in the value paid to acquire PolyOne’s interest to exceed the value of Olin’s interest.

A control premium generally represents the amount paid by a new controlling shareholder for the benefit of controlling the acquiree’s assets and cash flows.  The benefits of control derived by an acquirer can be categorized as (i) potential synergies that result from combining the acquirer’s assets with the acquiree’s assets and (ii) the acquirer’s ability to influence the acquiree’s operational, financial, or corporate governance characteristics (improve operating efficiency, etc.).

The SunBelt facility is co-located with a larger, wholly-owned, Olin chlor alkali facility in McIntosh, AL.  Based upon the terms of the partnership agreement between Olin and PolyOne related to SunBelt, Olin possessed meaningful operational and managerial authority over SunBelt, which was primarily derived from Olin’s ownership of the McIntosh, AL site.  Some examples of this operational and managerial authority were as follows:

1.	Olin was responsible for production planning and manufacturing operations.
2.	Olin was responsible for sales and marketing, customer support and pricing.
3.	Olin was responsible for logistics; shipment scheduling and tracking.
4.	Operating personnel were Olin employees.
5.	Olin was responsible for accounting; reporting, budgeting, forecasting, invoicing, collections and financial controls.
6.	Olin was responsible for procurement, engineering and technical support, and maintenance.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
January 13, 2012

As noted above, Olin did not need to acquire PolyOne’s 50% interest in order to make decisions to maximize the day-to-day operational efficiency of SunBelt.  However, under the terms of partnership agreement between Olin and PolyOne related to SunBelt, several operational and managerial matters required the unanimous agreement of PolyOne and Olin.  Certain of these matters requiring unanimous agreement were as follows:

1.	Capital expenditures or investment projects
2.	Annual operating budgets
3.	Spending beyond approved operating and capital budgets
4.	Entering into contracts above a threshold amount
5.	Disposition of assets above a threshold amount
6.	Identification and approval of the SunBelt operations manager

The approval of SunBelt capital expenditures or investment projects would have the most significant influence in the long-term management of maximizing operational efficiency.  As of February 28, 2011, Olin was contemplating no significant capital expenditures or investment plans, and no approvals of any such expenditures or plans were in dispute with PolyOne.  Olin did not acquire PolyOne’s 50% share of SunBelt in order to improve SunBelt operational efficiency through strategic capital expenditures.

As a result of the foregoing, Olin management concluded that no control premium was paid to acquire PolyOne’s 50% interest in SunBelt.  Absent a control premium, the best indication of the fair value of Olin’s 50% interest in SunBelt was the fair value as of February 28, 2011 of total consideration transferred to PolyOne, or $180.6 million.

Comment 1, Second Bullet Point:
•	You recorded $48.3 million of liabilities for uncertainties in this transaction. Please tell us what these liabilities for uncertainties represent and how you calculated this amount;

Response 1, Second Bullet Point:

As of February 28, 2011, the following accrued liabilities were included in “liabilities for uncertainties:”

Liability for distributable cash to PolyOne	$ 6.0 million
Earn-out liability	$42.3 million
Liabilities for uncertainties	$48.3 million

The purchase and sale agreement with PolyOne provided that PolyOne would receive its share of the distributable cash generated by SunBelt during the first two months of 2011.  There were no cash distributions made to the partners during that period.  The liability for distributable cash to PolyOne was therefore based on SunBelt’s year-to-date February 28, 2011 results.  Distributable cash was defined in the purchase and sale agreement as earnings before interest, taxes, depreciation and amortization (EBITDA) less prorated annual interest and principal payable under the SunBelt Notes and year-to-date February 28, 2011 SunBelt capital spending.  The $6.0 million of distributable cash was agreed to by both parties and was paid by SunBelt in late April, 2011.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
January 13, 2012

The purchase and sale agreement with PolyOne also provided that PolyOne would receive 50% of the distributable cash (as defined in the agreement) generated by SunBelt in excess of agreed upon thresholds for the years 2011, 2012 and 2013.  The earn-out liability of $42.3 million was estimated as of February 28, 2011 using a probability-weighted discounted cash flow model.  This contingent consideration will be settled annually in cash following the years ending December 31, 2011, 2012 and 2013.  The contingent consideration has no guaranteed minimum or maximum.  The thresholds, which represent 50% of the annual SunBelt distributable cash, for the years ended December 31, 2011, 2012 and 2013 are $39.4 million, $26.3 million and $23.2 million, respectively.  SunBelt annual distributable cash is determined by SunBelt EBITDA less annual interest and principal payable under the SunBelt Notes and SunBelt capital spending for each corresponding year.  SunBelt’s EBITDA may be adjusted based on certain agreed to annual limitations of selected manufacturing-related costs, distribution fees and certain fees charged by Olin to SunBelt.

The probability-weighted cash flow model has two key inputs to determine each year’s EBITDA, which is the critical factor in forecasting the undiscounted value of the contingent consideration.  The first key input is the chlorine and caustic soda volumes sold by SunBelt for the years ended December 31, 2011, 2012 and 2013.  Oxy Vinyls is required to purchase 250 thousand tons of chlorine annually based on a formula related to the market price of chlorine.  The chlorine volume sold by SunBelt in excess of 250 thousand tons is dependent on the then-current economic conditions; Olin’s chlor alkali customers’ demand for both chlorine and caustic soda; and other Olin production capacity available to meet customers’ demand.

The second key input is the price of 1.0 ton of chlorine to 1.1 tons of caustic soda.  The industry refers to this as an Electrochemical Unit, or ECU.  Price in the chlor alkali industry is the major supplier selection criterion.  Olin has little or no ability to influence prices in this large commodity market.  In accordance with industry practice, Olin calculates Chlor Alkali Products’ prices on an ECU netback (defined as gross selling price less freight and discounts) basis.  ECU netbacks are subject to rapid change.  The following table shows Olin’s ECU netbacks, excluding SunBelt, by year and the percentage change annually beginning with 2007.

Year	ECU Netback	% Increase / Decrease from prior year
2007	535	-3%
2008	635	19%
2009	520	-18%
2010	475	-9%
Year to date September 30, 2011	555	17%

To illustrate the rapidity of price change, during the last five years, the highest quarterly ECU netback of 765 occurred during the first quarter of 2009 while the lowest quarterly ECU netback of 375 was in the third quarter of 2009.  Because chlorine and caustic soda are produced in a fixed ratio, the supply of one product can be constrained both by the physical capacity of the production facilities and/or by the ability to sell the co-product.  Prices for both products respond rapidly to changes in supply and demand.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
January 13, 2012

The probability-weighted cash flow model as of February 28, 2011 used various annual SunBelt chlorine and caustic soda sales volumes and various estimated annual SunBelt ECU netbacks.  Volume assumptions used in the modeling ranged from a low level similar to the average of 2007 to 2010 SunBelt shipments to a high level of approximately 10% above the peak annual SunBelt chlorine and caustic soda shipments in the last 5 years.  ECU netback assumptions used in the modeling ranged from a low similar to the lowest annual ECU netback levels in the last 5 years to a high similar to the uppermost annual ECU netback levels in the last 5 years.  As a result, the fair value of the earn-out liabilities ranged from a low of $29.0 million to a high of $56.1 million with $42.3 million being the most likely contingent consideration liability after probability-weighting the various scenarios.

As discussed above, the expected cash flows represent a probability-weighted average of possible outcomes.  Therefore, this expected cash flow was discounted at Olin’s 3-year estimated taxable borrowing rate, or 6.25%.  Weighted average cost of capital was not used as the risk of cash flows was included in the probability-weighted cash flow estimate and not in the analysis through risk adjustments to the discount rate.

The fair value of the earn-out liability has been and will continue to be updated quarterly.  Changes in fair value measurements incorporate the most current probability estimates and assumptions, including changes due to the time value of money.  The accretion expense and changes in fair value measurements are included in other (expense) income on the Statement of Income.

Comment 1, Third Bullet Point:
•	Tell us what the $180.6 million fair value of assets acquired represents;

Response 1, Third Bullet Point:

The fair value of assets acquired of $180.6 million was included in the table that summarized the final allocation of purchase price among the assumed assets and liabilities of SunBelt.  The $180.6 million represents the cash paid at closing to PolyOne and fair value of the contingent consideration.  The following table shows the fair value of each major class of consideration:

Cash paid at closing	$132.3 million
Liability for distributable cash to PolyOne	$ 6.0 million
Earn-out liability	$ 42.3 million
Fair value of total consideration	$180.6 million

The primary purpose of the table in the footnote was to disclose the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed per ASC 805-20-50-1-c.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
January 13, 2012

Comment 1, Fourth Bullet Point:
•
We note that you have recorded only $5.8 million of intangible assets related to customers, customer contracts and relationships. We note that the majority of the chlorine produced by SunBelt is sold to OxyVinyls L.P.  Please address whether you have recognized any intangible assets related to this customer and if so how the fair values were determined. Also, in light of the significant amount of goodwill that was recognized, please confirm that a thorough assessment of the guidance set forth in ASC 805-20-55 was performed such that there is no need to recognize additional intangible assets separately from goodwill; and

Response 1, Fourth Bullet Point:

In order to determine the potential identifiable intangible assets of SunBelt, Olin management reviewed the identifiable intangible assets listed in ASC 805-20-55 and considered the nature of SunBelt’s operations and potential assets.  As set forth in ASC 805-20-55-11 through 55-45 and ASC 805-20-55-52 through 55-57, the following table outlines the intangible assets Olin considered for separate recognition:

Type of intangible	Applicability
Marketing-related	SunBelt does not have any trademarks, non-compete agreements, etc. The purchase agreement with PolyOne did not contain a non-compete agreement.
Customer-related	SunBelt does have customer-related intangible assets.
Artistic-related	SunBelt does not have any creative assets.
Contract-based	SunBelt does not have any contractual arrangements such as royalties, lease agreements, operating rights, etc.
Technology-based	SunBelt does not have patented technology, trade secrets or databases of information.

In addition, Olin reviewed identifiable intangible assets recognized in the SEC filings for publicly-traded chemical companies.  Finally, Olin considered the nature and value drivers in the chlor alkali industry.

Based upon the above, Olin identified customer-related intangible assets as the only intangible asset meeting the recognition requirements within ASC 805 (apart from goodwill).  Customer-related intangible assets include, but are not limited to, customer contracts and related customer relationships; non-contractual customer relationships; customer lists; and production / order backlog.  As discussed above, Olin did not believe that there were any marketing-related, artistic-related, or technology-based intangible assets.

SunBelt produces chlorine, caustic soda, and hydrogen.  The chlorine produced is primarily sold to Oxy Vinyls, while the other products are sold to various other companies.  SunBelt has contracts with customers, most notably the contract with Oxy Vinyls for 250 thousand tons of chlorine annually for a term extending through 2094 under a market-based pricing formula.  The chlorine sold under the Oxy Vinyls contract is identical to chlorine that Olin and other chlor alkali manufacturers would produce at other facilities.  The balance of any chlorine, all the caustic soda, and hydrogen produced by SunBelt are sold to numerous customers primarily based on competitive pricing.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
January 13, 2012

SunBelt is a commodity chemicals business where all supplier products are similar and price is the major supplier selection criterion.  SunBelt has little or no, ability to influence prices.  There is significant overlap in customers for market participants; therefore, the existing SunBelt customers provide no unique advantage to the acquirer.

Olin does not believe that the customer relationships are the primary asset of the SunBelt business.  As a result, the value of SunBelt’s customer relationships, including Oxy Vinyls, was measured using the income approach, specifically a “with and without method.”  Olin believed this method was particularly appropriate to value SunBelt’s customer-based intangible assets as SunBelt produced and sold a commodity product with a known, limited amount of domestic production capacity that, due to difficulties in shipping chlorine, was not typically subject to competition from imports.

A “with and without methodology” approach reflected that the customer was not the primary asset, as with the SunBelt situation, due to the commodity nature of the business and belief that supply can be sold at the market price.  To the extent that Olin can replace the demand for the supply produced by SunBelt, Olin believed that this methodology more closely reflected the value of the SunBelt customer relationships than the value resulting from a multi-period excess earnings methodology.

Further, to support Olin’s conclusion under the “with and without method,” Olin calculated a multi-period excess earnings model (“MPEEM”).  Value is ascribed to the customer relationships under an MPEEM by projecting profit margins, attrition rates, and contributory asset charges attributable to the customer relationships.  In the process of projecting profit margins attributable to the customer relationships, Olin reduced these margins to reflect buyer specific synergies.  Buyer specific synergies are addressed in the response to the fifth bullet point.  Olin assumed that the gross contributory asset charges calculated using SunBelt’s assumptions for required levels of working capital, fixed assets, and assembled workforce.

The “with and without methodology” resulted in a $5.8 million fair value of customer relationships, which includes the Oxy Vinyls contract.  The fair value determined using MPEEM, the supporting valuation technique, was comparable to the “with and without methodology” results.  Based on this analysis, Olin determined the only intangible asset that was acquired from SunBelt was the customer-related asset with a value of $5.8 million.

Comment 1, Fifth Bullet Point:
•
You recognized a significant amount of goodwill. Please provide us with a more detailed discussion of the nature of the cost savings available from operating the business under a single owner and your ability to fully utilize SunBelt’s low cost membrane capacity in lieu of higher cost diaphragm capacity. Address the specific operational efficiencies in logistics, purchasing and manufacturing.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
January 13, 2012

Response 1, Fifth Bullet Point:

Market participant synergies are those that are available to more than one market participant.  They are considered as part of measuring the fair value of the asset that will benefit from the realization of those synergies.  Conversely, buyer specific synergies are synergies that are available only to a specific buyer.  These buyer specific synergies are not considered when measuring the fair value of assets acquired and liabilities assumed.  Instead, they would be considered a component of goodwill.

Olin considered all identifiable intangible assets that met the contractual-legal criterion or the separability criterion in the SunBelt acquisition.  Olin determined that the only intangible asset that was acquired from SunBelt was the customer-related asset with a value of $5.8 million.  Therefore, the remaining amount in excess of the fair value of the assets acquired and liabilities assumed resulted in goodwill of $327.1 million.  The value of goodwill was primarily based on the buyer specific synergies which other market participants would not be able to realize.

The types of Olin (as buyer)-specific synergies that would have been additional costs that market participants would incur are listed below:

1.	Asset utilization fee (to utilize Olin equipment, as SunBelt is co-located with Olin’s McIntosh, AL chlor alkali facility);

2.	Additional rail car transportation and logistics fees, as SunBelt utilizes Olin’s railcar fleet for caustic and chlorine shipments when SunBelt’s railcar fleet is insufficient;

3.	Additional salt / brine costs, as SunBelt utilizes low-cost brine supplied by Olin’s McIntosh brine well supply system;

4.	Electricity and steam costs (these costs are purchased together with Olin); and

5.	Fixed manufacturing, purchasing, selling, general and administrative expenses, as SunBelt was charged a fee from Olin based on an allocation of Olin costs.

As a result of these Olin-specific synergies, the recognition of goodwill primarily reflects the buyer-specific synergies from the cost savings available to Olin from SunBelt because SunBelt is co-located with Olin’s McIntosh, AL facility.

In addition to the buyer specific synergies, Olin is now able to fully utilize SunBelt’s low cost membrane capacity in lieu of higher cost diaphragm capacity available at other Olin locations.  Membrane chlor alkali production technology, which SunBelt utilizes, reduces electricity usage per ECU compared to diaphragm production technology by approximately 25%.  Electricity is one of the major raw materials for chlorine and caustic soda production.  Also, according to Chemical Market Associates, Inc. (“CMAI”) data, membrane-grade caustic soda normally commands a premium selling price over diaphragm-grade caustic soda.  CMAI is a global petrochemical, plastics and fibers consulting firm established in 1979.

O L I N  C O R P O R A T I O N

Securities and Exchange Commission
January 13, 2012

Olin acknowledges that:

•	Olin is responsible for the adequacy and accuracy of the disclosure in Olin’s filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	Olin may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General questions or comments should be directed to me at (314) 480-1405.

Very truly yours,

/s/ John E. Fischer

John E. Fischer
Senior Vice President and Chief Financial Officer

O L I N  C O R P O R A T I O N